Exhibit 99.2

Kristi Marvin:

Good afternoon and thanks everyone for joining today's investor presentation and live Q and A session with RMG Acquisition Corp and Romeo Power. Presenting today from Romeo Power will be Lionel Selwood, Jr., President and CEO of the company as well as Lauren Web, Romeo's chief financial officer. Representing RMG Acquisition Corp will be Bob Mancini, CEO of RMG, and Phil [inaudible 00:00:24] President and COO. To start, the teams will be giving a brief presentation overview of the intended combination which will be followed by a live Q and A session. Please note, the participants can submit questions directly to the panel at any time via the Q and A icon found by hovering your mouse at the bottom of your screen. With that being said, I'd like to turn it over now to Bob Mancini to begin the presentation.

Bob Mancini:

Well, thank you Kristi and welcome everyone and thank you very much for being with us today. Look for starters, I just want to let the audience know that RMG Acquisition Corp, we looked at over 150 transactions before we settled on Romeo Power. And the reason for that is we were not just looking for a good company, we were looking for a great company, and I think you're going to hear today we found that great company. And look, before I turn it over to Lionel let me just put in perspective why it is that we chose Romeo Power as our merger partner.

Bob Mancini:

So first you've got to take a step back and look at the big picture and I'm confident that the next 10 years is going to become known as the decade of electrification of the transportation industry. So, our first reason to choose Romeo is they're a participant in an enormous market and the opportunity is enormous. The commercial electric vehicle market alone is nearly $700 billion worldwide and if you add in the adjacent markets that Romeo is focused on such as agriculture, mining, and marine, now you're talking about a total addressable market of about $1 trillion.

Bob Mancini:

Second, and probably the most important reason we chose Romeo is that it is the clear leader in commercial electric vehicle battery and battery systems technology. They're head and shoulders above the competition. And we had that view validated by the world renowned expert Roland Berger. The third reason is that Romeo is not a PowerPoint company. A lot of the companies today that are going public are really no more than PowerPoint companies. This company has more than a half a billion dollars of firm contracted revenue today and they have a pipeline of more than $2.2 billion of additional very real, very visible customer contract opportunities. And Romeo is producing battery modules, battery packs, and battery management systems today at its manufacturing facility in California. Now again, not four or five years from now but today.

Bob Mancini:

So look, the final point I want to make is and one that really doesn't get enough attention and I'm sure Lionel and Lauren are going to talk about this, that's the Romeo joint venture with BorgWarner. The purpose of the JV is to focus on the European and Asian market. So, the numbers and the forecasts that have been presented by Romeo to the market so far only include North America. There's nothing in the projections about Europe and Asia. Together those two markets, as you probably know, dwarf the U.S. market. So stay tuned because if this company starts to execute on the JV strategy with BorgWarner the potential is really going to be enormous. So Lionel with that let me turn it over to you.

Lionel Selwood Jr. :

Thank you so much for that intro and thank you Christie for giving us this platform. Good morning. Good afternoon. My name is Lionel Selwood Jr., President and CEO here at Romeo Power. What I'll be doing is stepping you through swiftly through just a couple of pages about who we are as a company and then of course leaving ample time for Q and A. But at Romeo what we do is simply test qualify the world's best battery cells and then package them utilizing our proprietary module's pack and value management system to ensure that we put the most safe, most reliable, most energy dense, and most configurable battery packs on route. A few investment highlights that I'll go through is as Bob alluded to we have 544 million in contracted revenue and another 2.2 billion under advanced negotiation. We have a world-class battery team hailing from the likes of Tesla, Bosch, myself personally, coming from Space X and General Electric.

Lionel Selwood Jr. :

Another key point is we are producing and delivering to our customers today on a daily basis in our seven gigawatt hour capable production facility in Los Angeles, California. We have an industry agnostic portfolio which allows us not only to take advantage of the $225 billion commercial vehicle TAM that's between Europe and North America and expands to $665 billion globally but also adjacent industries, such as aviation, mining, marine, et cetera, which expands our TAM to about $1 trillion. We've been able to achieve this because we have an established customer reputation for safety, liability, innovation, and delivery and our order book is extremely impressive. We have customers representing 68% of the North American class A truck market as well as next generation up-and-comers.

Lionel Selwood Jr. :

Romeo Power at a glance, we were founded in 2016 in Santa Monica, California, from a bunch of different engineers from Tesla, Space X, Amazon. We have a hundred plus dedicated team members of which 60 plus are battery specific engineers. And we'll get to why that's important here shortly. We're forecasting $765 million in revenue in 2023 and $1.6 billion by 2025. [inaudible 00:05:57] because of our patented and trade secret innovation portfolio but this lead is safeguarded by the vision and roadmap we have via our 20 plus year innovation roadmap that we'll be executing upon with the funds raised from this plan merger with RMG. The take away from this page is again our product not only is it industry agnostic but it's sourced every pillar within the commercial vehicle industry. So we serve anywhere from a medium duty short haul to heavy duty long haul trucks to specialty trucks and buses. So we are a one stop shop for electrification when it comes to our commercial vehicle partners.

Lionel Selwood Jr. :

World-class strategic partners that I know we'll talk a lot about in Q and A. BorgWarner made a significant investment in us in 2019. We formed a strategic partnership, a joint venture, as well as they have our stake in Romeo Power parent. We're really focused with them in optimizing our manufacturing system, taking cost out of our bill of materials, are really leveraging the existing customer relationships and customer intimacy to expedite our entry into the European and Asian markets while myself and my leadership team are busy obtaining share in North America.

Lionel Selwood Jr. :

And then Heritage Environmental, that's a two-fold partnership. We have a battery recycling partnership that we're extremely excited about, net profit sharing partnership. We're going to start up a battery recycling business and be announcing our location in 2021. The other aspect of that is the fleet electrification portion. We're going to electrify a minimum of 500 vehicles with Romeo Power technology inside no matter the OEM.

Lionel Selwood Jr. :

Since inception we've been solving what's referred to as the key challenges of electrification or the roadblocks. So at Romeo bottom line again we focus on putting the most safe, most reliable, most energy dense and most configurable battery packs on road, on sea or in the air. And what that does is allow faster time to market for our customers, lower total cost of ownership, and it helps our customers satisfy their green energy endeavors.

Lionel Selwood Jr. :

This is going back to that 60 plus battery specific engineer's comment that I made. The big takeaway here is again we take the best battery cells and we package them and produce them using our proprietary innovation design language. Where the bottom line here is every competency within the battery value chain is alive and well inside at Romeo. So we have anywhere from cell science engineering to structural engineering, thermal engineering and battery management system enterprise connectivity software layer and production. So we're the only player that can really do design production, battery recycling and second life under one roof.

Lionel Selwood Jr. :

Here are some of our competitive advantages. Our current collector technology allows us to support different voltage levels by changing out one part. So we can support 400 volts, 800 volts or 1000 volts plus by just changing one part out which is our current collector technology. Customers love this because they're able to deploy different vehicles rapidly and sometimes up to 18 to 24 months quicker than without competitors. Battery pack families and larger packs again allows flexibility. It allows our customers to scale up and scale down in their capacity and voltage needs. So we supply packs as small as 30 kilowatt hours but as large as 120 kilowatt hours and our customers string them together based upon their capacity and voltage needs.

Lionel Selwood Jr. :

So science, it's important for you to know that we are cell supplier and form factor agnostic. That goes for prismatic, cylindrical, pouch. We put cutting edge technologies and solutions on road no matter the form factor. And oh by the way, we've already tested and packaged solid state batteries as well. And then battery management system, software is as important as our hardware at Romeo. So we take pride in selecting our components, sizing the boards, as well as writing our software all in house at Romeo.

Lionel Selwood Jr. :

And last but not least design, testing and production all in house at Romeo. We break it, we push our technology to the pulp just to ensure that our customers don't have to compromise as they're pushing electrification or they have a peace of mind in terms of safety. So this is an attractive growth opportunity. Not only do we have leading edge technology but we have great partnerships with for one Heritage Environmental, our customers to date and of course the partnership with RMG. RMG is bringing in strategic leadership as well as improved governance, energy relationships, et cetera. This is just a win-win across the board. And like Bob said in the beginning, we have $544 million in contracted revenue and another $2.2 billion that's under advanced negotiation. And we have line of sight to execution of our business plan.

Lionel Selwood Jr. :

Evolution of Romeo, the key takeaway here is in less than five years we've gone from the idea of advancing energy technology to a seven gigawatt hour capable production facility in Los Angeles, partnerships that we're proud of and we're almost to the finish line of merging with a great sponsor in R and D acquisition who are uniquely positioned to take significant share in the electrification space.

Lionel Selwood Jr. :

Attractive and large adjustable market, like we said at the top $225 billion between North America and Europe expanding to $665 billion as you look at it globally. Our innovative portfolio can support any vehicle class and enable our customers to win. So, let's talk about additional tailwinds. So regulatory tailwinds, we know California 12 plus U.S. states, the European Union. What's not pictured is China. There's a big push from a regulatory standpoint that's really driving the acceleration especially in the commercial vehicle market. And then of course there's also the fleet managers and the OEMs that have also committed to the electrification space. The most important takeaway from here is all the logos you're looking at is Romeo's addressable market. This is where we like to communicate that we're the nucleus of electrification with Nvidia arm holdings in sight. That's everything on this page we are either in sight of already or have a high chance of being decided on. So we're not beholding to anyone customer, any integrator, any power train, any OEM or any one fleet manager.

Lionel Selwood Jr. :

So as you can see on the bottom we have $544 million in contracted revenue. Production contracts are represented on the left hand side but MOU's prototypes and development contracts on the right side. So we have line of sight into another $2.2 billion that's under advanced negotiation.

Lionel Selwood Jr. :

And with BorgWarner again just digging in, multi-billion dollar highly reputable automotive supplier. They just know how to do big business well. So again, we're focused with them on optimizing our manufacturing system further, getting cost out of our bill of materials and really, really focus on leveraging the existing partnerships to expedite our entry into the European and Asian markets. Again, the European and Asian opportunities are nowhere inside of the numbers that are being guided to you today.

Lionel Selwood Jr. :

And then Heritage Environmental once more, battery recycling business. We're going to be making some great announcements in 2021 in terms of the location of the facility as well as our launch customers for that business. Very excited to be able to give our customers a one stop shop from a second life recycling standpoint. And again, 500 vehicles that will be electrified with Romeo Power technology inside no matter the OEM. That is extremely game changing.

Lionel Selwood Jr. :

And look our leadership team, we're really, really proud of the diversity and experience from our race, gender, and experience standpoint that we have on our leadership team. We have some of the most innovative companies in the world represented here and you have expertise in entrepreneurship, in finance, operation, leadership and innovation all in the leadership team here at Romeo.

Lionel Selwood Jr. :

And the last page I'll go over so we can leave ample time for Q and A is our pack technology. I want to drive home again the fact that we're a one stop shop for electrification. The reason Lion Electric selected us as their partner, they make anything from an ambulance to a classics vehicle to [inaudible 00:14:01] vehicles. With Romeo they have the ability to launch...

PART 1 OF 4 ENDS [00:14:04]

Lionel Selwood Jr. :

... class A vehicles. With Romeo, they have the ability to launch all those vehicles rapidly, especially some of them by us changing out one part, supporting their different vehicle voltage needs up and down their seven vehicle portfolio. So with that, Kristi, I'll turn it back to you to start the Q&A session.

Kristi Marvin:

Thanks Lionel. I just want to remind everybody how to submit questions. If you hover your mouse at the bottom of the screen, you'll see a little Q&A icon. Everyone can submit questions that way. And with that being said, let's get right into it. So let's start with an easy one for you, Lionel. Does Romeo support vehicle to grid technology?

Lionel Selwood Jr. :

Of course, vehicle to grid technology, of course. And that goes back to the configurability by us changing out one part for our current collector. So I was literally on a call with a customer before this call and they're going V to G. And to go to V to G, they need to go to a 700 volt to 750 nominal. They currently run at 350. So the leadership asked me, "Hey, we're going to vehicle to grid, we need 700, 750. Is that okay for you?" I said, "Of course, we change out one part. You get the same path, change the car collector, we're good to go. We'll just wait on you." And so, yes we do.

Kristi Marvin:

Fantastic. Okay. So just a follow-up question here. Do you plan on expanding into the consumer sector or sticking with commercial sales?

Lionel Selwood Jr. :

Well, look, again, we have an industry agnostic portfolio, right? We're extremely focused on the commercial vehicle arena, as you can imagine. And of course we're already winning a seat in the agricultural mining. We look at every opportunity holistically. If somebody needs to do something that's tough, with a high safety, high-reliability, high energy density and configurability, we'll look at it. I want to take this opportunity to say the difference between passenger car and commercial vehicles... Passenger cars 70 miles a day, you charge overnight, is very different from what we're doing, thousands of pounds carried hundreds of miles, 10 to 12 hours a day and a quick turnaround. So, that's how we look at it. We do the tough stuff at Romeo.

Kristi Marvin:

Got it. Makes sense. Okay. So follow up question here. Do you plan on having solid state batteries?

Lionel Selwood Jr. :

Well, so again, we're FormFactor and cell supplier agnostic. We have a cell test laboratory where we've tested more than 200 cells and counting from global players, which includes our solid state batteries. Though I want to be clear, sometimes I get asked, "Is QuantumScape, for example, a competitor of yours?" No, they're not. They're a great potential partner of ours who would take their cell and package it with our proprietary technology. We've already packaged semi-solid state and solid state batteries already internally at Romeo, so we're ready for when the transition happens on a mass scale.

Kristi Marvin:

Got it. Okay. I'm going to pivot a little bit now to maybe a more difficult question. So this question reads Nikola Motor is in some trouble right now. They hold almost 40% of the current contracts. Do you think this will affect revenue projections? On the other side, I see Workhorse as a partner who's about to get an $8 billion contract with the USPS. Do you see Romeo as a behind the stage winner?

Lionel Selwood Jr. :

As a behind the stage winner? So, let's take that in two parts. Again, so we have a 2.2 billion on advanced negotiation. We have 544 million that's contracted currently. So first let me say, Nikola is a great partner of ours and Mark and I have a great relationship. Their truck just arrived in the US actually, they just released that and it kicked butt on the track in the UK. So excited about that partnership, but net long-term, we see Nikola being a smaller and smaller portion of our business with all of the big, additional opportunities that we have going on that's in advanced negotiation. So I leave that there. We're excited for the partnership with them, and we're going to put great trucks on road, but we have additional opportunities that are under advanced negotiation to further reduce our reliance on the Nikola contract. What I can say here is we've put forth some competitive offers to the Workforce team, and if they win the USPS program, we expect to be in the running to be awarded as their supplier.

Kristi Marvin:

Got it. Okay. We're actually getting a lot of questions.

Lionel Selwood Jr. :

Of course.

Kristi Marvin:

It's challenging to keep up actually, but here it is. Hi, do you see any issues with securing enough cells to fulfill your large orders, especially as your order book grows into the billions?

Lionel Selwood Jr. :

Sure. And that goes back to the Formfactor and cell supplier agnosticism, right? So that's probably the least cool reason why we do it, to ensure that we have drop-in replacements that are already identified. So every time we talk to our customers or we do our testing, there's a primary cell, there's a secondary cell and there's a tertiary cell. Okay? And we've approached our relationships from a technical one, so there's technical respect between us and our suppliers from the cell level. And now we're focused on securing our capacity for the long term. So I don't see any big challenges as our order book continues to grow.

Kristi Marvin:

Okay. So this question is probably more appropriate for Phil and Bob.

Lionel Selwood Jr. :

Sure.

Kristi Marvin:

I'm going to try and sum it up, this question. But it's generally around what attracted you to Romeo Power, if you saw 150 previous companies? What was it that made you decide that this was the correct target acquisition?

Bob Mancini:

Yeah, well, I think as I outlined in the beginning, there were probably four reasons. One was that the market that they were focused on and the fact that electrification of transportation industry is probably the most exciting area of investment not only today, but it's likely to be over the next decade. Secondly, is the superior technology that this company has and the fact that it's head and shoulders above its competition. Then third, I would say, this isn't a company that's a PowerPoint company, this is a company that's producing today. They have hundreds of millions of dollars of actual contracts and then billions of dollars of potential contracts that are under discussion at the moment. And then finally, the fact that the joint venture with BorgWarner, I think is not even incorporated into any of the numbers that we're talking about. The potential for that has yet to be realized. I mean, they're just starting now to position themselves to go after the European and Asian markets.

Kristi Marvin:

Got it. There's another question for you. It asks, do you plan to build complete vehicles yourself?

Lionel Selwood Jr. :

Not at this moment. No, we plan to continue focusing on advancing the battery technology specific because again, we see ourselves as the electrification enabler, right? And the most important component being the battery. So we'll continue pushing the bounds there with our 21st year innovation roadmap, but what we do is, we're fully ingrained with the top level vehicle needs to ensure that we can slot right in as a drop-in replacement, as customers change from our ICE to BEV.

Kristi Marvin:

Got it. This might be a question for Lauren, actually. It asks, when do you think you'll be cashflow positive?

Lauren:

Our expectation is that, that will be in 2023. So currently we're looking at about 765 million revenue, which is about 40,000 battery packs at that point and that is what we see based on the trajectory of US BEV commercial trucks on the road. So we expect to be cashflow positive and EBITDA positive in 2023.

Kristi Marvin:

Got it. Another question, probably for both you and Lionel. Can you speak to competitive advantages in your supply chain model and materials sourcing?

Lionel Selwood Jr. :

Sure.

Lauren:

Sure. Go ahead Lionel.

Lionel Selwood Jr. :

Go ahead Lauren. No go ahead.

Lauren:

So one of the things that is a very important part of our relationship with BorgWarner is our ability to use the relationships that they have and benefit from those as we go out and source suppliers together. So we do have a very competitive advantage because of our partnership with BorgWarner. And we continue to see increasing avenues where we can pursue the costs down in addition to what we already have in our model, which is what we have identified by just a function of time and volume, and also designing out some of the costs of our battery products. And then incrementally, because BorgWarner has so many global suppliers that we now have access to, we're able to get even more competitive costs on those components that we use across all of our battery modules and packs.

Kristi Marvin:

Got it. Okay. So this next question is around the USPS. Is it confirmed that the USPS will be electrifying its fleet? Will ROAMEO be involved in supplying batteries for this opportunity?

Lionel Selwood Jr. :

Again, I can't comment on what the USPS will do, but what I can say is we put forward what we feel are competitive options for the Workforce team to consider for this opportunity.

Kristi Marvin:

Okay. How do you see MicroVest as a potential competitor?

Lionel Selwood Jr. :

I see it as, I think they're a competitor because they're there in the battery space and again, we're focused on continuing widening the gap between us and everybody else. We are the most energy dense, most safe, most reliable and most configurable on the market today. That's our customer's words, not ours, it's not a marketing ploy. So we're continuing executing on our innovation roadmap, but they're definitely a competitor, especially in the European space.

Kristi Marvin:

Right. So oddly enough, I'm getting a lot of questions about competition. So this is sort of a follow-up, which is, who do you view as your main competition?

Lionel Selwood Jr. :

Sure. So sort of the main competitors we compete in and regularly beat in competition, let's say in RFQs, are MicroVest came up in Europe before as well as Cryocell and Alcacell, those are the ones that usually come up in RFQs that we defeat.

Kristi Marvin:

Okay. I'm getting a bunch of questions on international opportunities too. Maybe you guys could expound a little bit on the Asian and European opportunities going forward.

Lionel Selwood Jr. :

Sure. No worries. So again, that's really leveraging our partnership, our joint venture BorgWarner. So what we're doing is of course, we're leveraging the existing relationships that they have, as well as new ones that we're building in Europe and Asia. We've been extremely conservative in guiding that model, so the numbers are very conservative on purpose, but we see big opportunities throughout Europe and Asia, as we continue making inroads there. Especially with our truck customers that are already in North America, if they have a European arm and/or partners in those regions, it's just natural follow on and increase in volume in the adjacent industries or part of the market as we continue winning.

Kristi Marvin:

Got it. Okay. This is probably a question for Lauren again. There's a question here regarding your projected gross margins for 2020, 2021 and beyond.

Lauren:

So our gross margins will be negative in 2020 because we are just moving into large scale production, so we have commitments on the raw materials that allow us to be gross margin positive, or gross margin neutral, or just barely positive at the end of 2021. And then in 2022, we will be approximately 10% gross margin, then 24% roughly 2023, scaling up to 32% by 2025.

Kristi Marvin:

Okay. There's another question here. Is there potential to partner with an OEM such as GM, Lordstown Motors or Ford in the future?

Lionel Selwood Jr. :

Definitely. And I'll go back to that page where we said that's our adjustable market. Quite frankly, any customer that's serious about going green and is serious about winning is our adjustable market. So those are definitely possible in the future. And Kristi, look, I'll take this chance to tell the viewers that we deliberately build partnerships up and down the value chain, so with [inaudible 00:27:07] providers, integrators, OEMs, and fleet managers, to ensure that we're fully ingrained in the value chain, no matter how things shake out short-term, medium-term and long-term.

Kristi Marvin:

Got it. Okay. Next question. It is unclear what your intellectual property is. Do you have any patents?

Lauren:

I'll take that. We do. We have a full suite of intellectual property that includes patents and trade secrets. So the very tangible portions of our battery modules and battery packs are protected by patents. We have, I believe 16 patents at this point and our chief technology officer works daily with our patent counsel on developing the appropriate protections for new technology that's being developed, again, every day.

PART 2 OF 4 ENDS [00:28:04]

Lauren:

... technology that's being developed, again, every day. Then the trade secrets that we have protect more of the processes and some of the materials that we use. So we've been very strategic to look at the right ways to protect those.

Bob Mancini:

Let me just comment on this question. People, I think, are sometimes misled by the number of patents that people have in sort of evaluating the quality of a company. It's the quality of the patents, how strategic they are. And as Lauren said, trade secrets are a big part of the portfolio of intellectual property. There's a lot of things that you want to protect that you don't want to put out there in the market through the patent process. And that is a big part of what Romeo has done to date. So just in terms of framing, what I mean by the quality of the patents, one of the key patents that this company has is around its current collector. And when you heard Lionel talk about the fact that you can switch out one part, just one single part, and be able to adapt their packs and modules across, actually what is potentially 192 different products, that is a good example of a really key patent and a very valuable patent. Kristi, I think you're on mute.

Kristi Marvin:

Thanks. So thanks, Bob. So next question, how does the company deal with the tight supply of raw materials for batteries? Does the company have long-term contracts to guarantee supply?

Lionel Selwood Jr. :

Yes. So we're currently putting those in place. We consider this as Operation Hedge Fund and we do this all they way at the component level. The reason we started this is quite frankly, some of the PCBA components have anywhere from 54 week lead time to 72 week lead time. So we implemented Operations Hedge Fund program in our supply base that allows us to secure products that's needed for the long.

Kristi Marvin:

Got it. That makes sense. Where do the battery charging times stand currently and what is the end goal? What is the typical fleet customer looking for in terms of range currently?

Lionel Selwood Jr. :

Sure. So look, at a high level, every fleet manager can come down to three things; uptime, ROI, and profit per mile. Fleet managers want to, as they transition from ICE to BEV, they want to do the same thing or even better, but be more efficient at it. So in the middle of the market, 200 to 250 miles, that's penciling out like I said. So we're in there. At the top end of the market, which is a Class 8 arena, our solutions are put in for 360 plus miles. Our technology roadmap has us getting to 500 miles plus on a single charge in the next couple of years.

Lionel Selwood Jr. :

And Kristi, what that does is it really unlocks the 1000 mile arena, if you will. Because couple 500 miles on one charge with our fast charging capabilities, which are proven to be 30 minutes and below today, you could imagine the driver, him or her driving 500 miles taking the required 30 minute break that they need to take for lunch, jumping on the road for another 500 miles, then you have your 1000 miles in one day. So that's how it looks. Anywhere from a 200 miles, middle of the market, to 300 plus at the top of the market. On a school bus quite frankly, 40 to 70 miles a day. So it ranges up and down. And we can support all of it and that's why our customers love us.

Kristi Marvin:

Got it. Thanks. Kind of a random question, but someone wants to know what you did at SpaceX.

Lionel Selwood Jr. :

I was in supply development engineering. So I started in there as an entry level engineer, and then I ended up running the entire East Coast from a supplier development engineering standpoint. About 80 plants under my responsibility.

Kristi Marvin:

Impressive. So next question. This is probably, again, going to toss it back to Lauren. How confident are you in achieving minimum 15% EBITDA margins at scale, say, in 2024 and beyond?

Lauren:

Great question. We're actually very confident about that. And a large portion of our confidence comes from the fact that we have customers across many types of end-users. So if we were just going to supply commercial truck OEMs exclusively, then we would maybe change our projections on that and think that there could be a little bit more risk because we're aware of typical margin compression that occurs. But because we are supplying not only to OEMs but also to integrators, to re-manufacturers, to fleet managers, and because those are the direct relationships that we have regardless of the OEM, that allows us to have some better pricing power and also to have just a more broad and diverse margin profiles across our customer base.

Kristi Marvin:

Thanks Lauren. So next question. When do you plan on expanding manufacturing facilities to other domestic locations? With trending movement towards Texas, Austin specifically, is there an incentive to consider Texas facilities in the near future?

Lauren:

I'll start and then I'll kick it to Lionel to talk a little bit more about strategy. Our current business plan assumes that we will fulfill all of the demand for the 1.6 billion in revenue out of our existing factory. And we have the space and the capacity here to do that. One of the reasons we chose this location was because we could expand incrementally to make sure that we were being smart with the capital expenditures we were making. So at this point we run one full line and we have the ability to put up to 10 more pack line, excuse me, module pack combinations here in order to accommodate that amount of demand. So while we may look at the opportunities to expand past that, we don't have a reason to do so to fulfill the business orders that we have, or even what we see in the near term pipeline through 2025. Lionel.

Lionel Selwood Jr. :

Thank you, Lauren. From the strategic standpoint, so that's, again, very conservative plan we have laid out that can be executed fully under our roof in Los Angeles, California. But from a strategic expansion standpoint, two really key arenas, one again, leveraging the partnership with BorgWarner. So we have access to their facilities/ North America, Europe, and Asia for forward expansion. In fact, we have one or two locations already identified in Europe and one for China for future expansion. And then the second pillar of that is actually co-location with our customers. So we're already in active discussions with our partners about EDA side-by-side with them within their facilities, in their center of excellences or just a few miles down the road with them. So we have leveraging BorgWarner partnership as well as co-location with our partners.

Lauren:

And I would just add that we are entertaining discussions with a number of states, Texas is one, but there are several others who have incentive plans. And as we look at where the next strategic moves would be, we certainly keep that in mind.

Kristi Marvin:

So this next question is maybe very technical, but I'm going to ask it anyway via Lionel. What are the operating temperatures, one? And two, what's the maximum charge cycles? And three, EV mile capacity for typical Romeo batteries? So we'll start with operating temperatures.

Lionel Selwood Jr. :

Sure. So operating temp, we like to keep between negative 20 and 25 as standard just to keep it healthy. But of course you could go up to the 40s without thermal management. But for longevity and life is really, you need to manage it around room temp, which is about 25. In terms of the EV per mile or kilowatt hour per mile, I think is what you're asking, Up market is normally between two to 2.2 kilowatt hours per mile. We actually get into less than two for that. In the middle of the market is one point. It's not even two, is between one and 1.2 kilowatt hours per mile. And then charge cycles, so from a charging standpoint, depending on the state of charge, we're doing 660 kilowatt hours in 40 minutes and that's with one megawatt charger.

Kristi Marvin:

Got it. Thanks. So now next question is regarding China. It says China represents more than 50% of the EV market. Given your stated interest in the international markets, can you talk about your China market entry strategy?

Lionel Selwood Jr. :

Sure. And again, that's true to joint venture. So the existing partnerships that BorgWarner has or in active discussions with a couple of key Chinese market opportunities that will be leveraging our Orion battery pack platform. I can't say who they are at this moment because it's proprietary or under NDA, but we have three or four opportunities that we're discussing in the Chinese market with our joint venture partner.

Kristi Marvin:

Got it. So sorry, challenging to keep up. We now have 81 questions. So let's see. How many commercial electric vehicles does Romeo have on the road currently and how many miles driven?

Lionel Selwood Jr. :

So miles driven is more than 500,000 and counting. We have thousands of Hermes Modules in the field. Number of trucks vary per customers. So largest customer has about 50 trucks that they have on the road, as well as the smallest customer has five or six trucks on road. So thousands of Hermes Modules, 500,000 miles and counting.

Kristi Marvin:

Okay. Next question. What is the relationship with Workhorse and Ryde?

Lionel Selwood Jr. :

I think that's a question for Workhorse's CEO. But I know that Workhorse owns... I mean, I'll answer it just by proxy. Workhorse owns a stake in Lordstown. So Steve Burns was the former CEO of Workhorse. You could say that.

Kristi Marvin:

Okay. I don't know if you can answer this, but I'll ask it and you can tell me if it's possible. It's just, can you provide a timeline on when we can expect to hear an update on the advanced contract negotiations?

Lionel Selwood Jr. :

Highly confident. Between now and the end of Q1 we'll be announcing additional production agreements.

Kristi Marvin:

Okay. There still seems to be a little bit of confusion around the patents which I don't really understand. Let's see. Can you compare your technology and deployment to other leading battery pack players like Octillion? And then it's the CATL supplying Tesla, China, et cetera.

Lionel Selwood Jr. :

Again. So in a commercial vehicle space, let's take the second part to that. So I think it was two or three [inaudible 00:39:55] calls ago. I'm not going to quote it verbatim, but Elon said, yes, he's using CATL in China, in the passenger cars. Because again, unless you're showing off to go from zero to 60 in three seconds, it's really a mundane drive profile. But when you're talking about commercial vehicles, Elon said he's using his own batteries. So how do we compare, again? So we compare from an innovation per unit time standpoint. And we're putting packs that are performing on road.

Lionel Selwood Jr. :

Even customers that have announced partnerships with Octillion or CATL or whoever they are, their trucks that are in their hands of customers and winning are Romeo powered vehicles. So that's how we compare. So we actively replace some of those names. When you're looking at this space, don't look too much at the size, don't look too much at the marketing. You got to go back to the fleet managers, uptime, ROI profit per mile, and we're winning in those regards. This is why we have a few fleet managers starting with Heritage Environmental saying that any EV truck that they buy has to have Romeo power technology insight, because quite frankly, that's how they win and ensure as they transition from ICE to BEV, they don't make any compromises.

Kristi Marvin:

Okay, great. Let's see now. What are the key growth opportunities that Romeo management team currently envisions?

Lionel Selwood Jr. :

The key growth opportunities, again, is continue... So we're guiding, first of all, and Lauren don't hit me with anything, but it's very conservative, right? So that 1.6 billion that you see is a less than 9% market share by 2025. So we see phenomenal growth in the commercial vehicle space. This is why we're so actively going after and winning there. But also the adjacent spaces that we're in using the same Orion battery pack portfolio, this goes back to the industry agnosticism. That's-

PART 3 OF 4 ENDS [00:42:04]

Lionel Selwood Jr. :

...that portfolio. This goes back to the industry agnosticism. That's why already, when in and agriculture and mining and marine, et cetera, they're far behind in terms of adoption, but when they come out, we're already there. Okay. So that's the real arenas that we see in the CV space, but also in particular, the adjacent space that we're aggressively taking sharing in the agriculture and the marine space specifically.

Lauren:

I would add that, as Bob and Lionel both mentioned, the international and particularly European and Asian business are nowhere in this business model. So we certainly see that as an area for growth. Also, there is a battery analytics platform that we are in the process of developing, which also will be an incremental add to what we are providing to our customers. It's something that we'll be deploying in 2023. That's a business that we anticipate will have rapid growth, although we've projected a very conservative adoption rate there, which is typical of our business model overall. But as we see that rapid adoption, that's a business unit that will have very high, gross and net margin profiles. So we expect that will be a huge growth opportunity for our business over the longterm.

Kristi Marvin:

Okay. Thank you. This next question is for Phil. Just, there seems to be a little bit of a few questions around when the actual vote date is happening and when it will close after that. So maybe you can kind of walk people through the timeline. But you're on mute. Maybe take it off mute.

Phil:

Last week we took out a press release and an [eight K 00:00:43:42] setting the vote date as December 28th. The record day for shareholders is December 1st. The reason it's pushed out so far is over the Christmas holidays in order to make sure we get all the votes, our proxy agent just wanted to have enough time. We already have votes coming in as we speak. And if the shareholders approve both Romeo and RMG shareholders approve the merger on the 28th, which we expect that will happen very easily, we will close on either the 29th or the 30th. And on that date, the RMG ticker will go away and the RMO ticker will trade on the New York stock exchange.

Kristi Marvin:

Fantastic. This might be a question actually for both you and for Bob, someone is asking for you to comment on the total amount of capital, including the pipe you have lined up. Maybe you can just talk a little bit more about how the transaction is structured and who are the investors in the pipe?

Phil:

Sure.

Bob:

Go ahead, Phil.

Phil:

The pipe size is $160 million and we have $230 million in our trust account. We do not expect redemptions, but you never know. So we expect to deliver the 160 plus the 230 to Romeo's balance sheet at closing, we can not reveal the names of everybody in the pipe, but the pipe was heavily subscribed by strategic partners of Romeo. And that was a strategy both ourselves and the company had. So Heritage Environmental, who was a shareholder of Romeo is a very significant participant in the pipe. And more importantly, we brought in Republic Services, which as you might know, is the second largest waste management firm in the US market cap, exceeding 30 billion and Republic also came in into the pipe, actually increased their participation in the pipe after the pipe was raised. Republic will actually have a board seat on the Romeo board if approved by the shareholder vote. And that will be the COO of Republic Services. So a key C-suite executive member, and we expect great things between strategic alliances with both Heritage and with Republic Services and Romeo.

Kristi Marvin:

Okay, great. I'm going to go back to Lionel now. There's a question here asking you to speak to your supply chain model and material sourcing. And what are your competitive advantages around that?

Lionel Selwood Jr. :

Oh, I think we had this one before, but no worries. So one of the biggest things that [Boone 00:46:17] was impressed with even before they came in was the fact that we always had an automotive based supply chain. So just like the configurability in our design, our strategy's the same in a supply base. So on a sale, like I said before, foreign practice sell supplier agnostic. It's the same with the raw materials and the other stuff as well. So we go for a supply base that can support our way from our clean sheet design to prototype before mass production launch. So maintaining that flexibility, again. Every part within the bill of materials has a primary identified, which most likely have a longterm partnership with, a secondary and tertiary option just to enable flexibility as we scale up and scale down.

Kristi Marvin:

Okay, great. What does Romeo see as the total addressable market in 2025? And what is the target ownership percentage from a revenue perspective?

Lionel Selwood Jr. :

Lauren, want to take that?

Lauren:

So the total addressable market that we see is there would be approximately 270,000 BEV trucks on the road. And we are in our model only assuming that we will get, as Lionel mentioned, less than 9% of that, which is about 25,000 of the trucks that would be on the road at that time. And that's taken as a subset of the total addressable market that we see in North America alone, which is 225 billion. So we've again been conservative as we plan this, but we fully believe that we will be able to exceed that growth opportunity as we continue to mature and grow.

Kristi Marvin:

Okay. Great. Thanks. All right. So next question. Do you see QuantumScape, they're solid state battery, as a disruptive technology that will pose competition for you?

Lionel Selwood Jr. :

No competition, partnership. Partnership, again. We would take QuantumScapes ourselves and use our proprietary packaging technology around that to give the end customers the best battery pack on road. Let me tell you why I'm excited about it. I'm excited about QuantumScape and others, that's only because of the energy density, right? So I think they guiding towards 500 watt hours per kilogram, but the safety parameters, right? The legend goes, I can make a joke in Romeo, that you could put us out state, sell on the sun and it won't go into thermal runaway. That unlocks game-changing capabilities from a safety standpoint. But again, we would take that from QuantumScape, put our Romeo Power secret sauce on it and give a cutting edge battery pack to the end customer. So there's a great potential partnership between QuantumScape and Romeo Power. It's not competition.

Kristi Marvin:

Got it. Makes sense. Here's a fun one for you. People just want to know what's the significance of the name Romeo?

Lionel Selwood Jr. :

Sure. So our founder, he sold his last company, which was [Inato 00:49:17] American Express and did some traveling throughout and instead of just kicking up on the beach. So when he decided to start the energy company, his wife asked him, what is the name of the company? And they were sitting in café Romeo in Europe, and that's where Romeo Power comes from.

Kristi Marvin:

Oh, interesting. All right. So there's another question asking if you could expand a little bit more on the solid state batteries.

Lionel Selwood Jr. :

Sure. So expand a little bit more. So the solid state arena, what's being proven and it looks very promising is the single layer proven out of the technology, which I think QuantumScape and others have been upfront that it's proven on the single layer standpoint. Now, once you start getting into the multi-layer and multi-hundred-layer scenario, that's where manufacturing comes in. So it's taking it from that single layer deployment, putting up to the multi-hundred-

Lionel Selwood Jr. :

level layer level, producing that as scale. That is the true challenge. But right now I think all of the solid state players guiding between 25 and 28 for mass production because they focused on ramping. But again, we already have semi-solid state and solid state batteries inside Romeo, not from QuantumScape. So let me be clear, especially because they're public, let me be clear, from others.

Lionel Selwood Jr. :

And again, we're excited about the technology. So on a single layer, I mean, it's penciling out very well that the cycles are looking good, the safety parameters are looking good at the single layer level. We're excited about them, actually just mass producing it and getting to the multi-hundred-layer level standpoint. And that's when we could start putting the battery packs on the road, putting them in testing and really unlocking what we see as another realm in terms of range and safety in the electrification field.

Kristi Marvin:

Got it. Thanks. Okay. So I'm going to go back to Nicola again, just because there has been a couple of follow-up questions. And so this one reads as, have the terms of the $210 million contract with Nicola been modified in any way, considering Nichola's down-scaled partnership with GM?

Lionel Selwood Jr. :

No. It hasn't been. Look, 210 million on the contract with Nicola is a long-term contract. Romeo Power is the provider of the trade BEV, but I'll say there's opportunities to expand that. That all is an active discussion, but again, the truck is performing well. We help upload and integrate those trucks in home. I'm excited about the next steps with them.

Kristi Marvin:

Okay, fantastic. Apologies the questions roll in and then they skip around and it's hard to find the one you wanted to ask.

Lionel Selwood Jr. :

No worries.

Kristi Marvin:

You've gotten 94 questions already. So a lot. So this one is, are there any concerns of supply delay issues in the near to immediate future? I think we kind of already went over this one actually. So let me just skip that. So, what is your manufacturing capacity? And then it says, for more context, what would be the replacement value of the factory?

Lionel Selwood Jr. :

Ah, Lauren, do you want to take... Well, I'll take the... Right now, we're at almost one gigawatt hour. And as Lauren laid out, we have a plan scaling up in line with our customer demand, to seven gigawatt hours, but it back in 2025. So that's where we're at today, one gigawatt hour, scaling up to seven gigawatt hours by 2025, not including the access to Boone facility globally, or the customer call locations that we're discussing. Lauren, I don't even know if we can say our resale, what...? Any answers there?

Lauren:

It would be difficult to say exactly what the replacement value would be because we have so much RND that's going on all the time. So there's a irreplaceable value there. But when we look at assets here within the factory, where we're talking about I think 32 million at the end of this year on our balance sheet.

Lionel Selwood Jr. :

And I'll add on one question too. And thank you Lauren, but let me be clear. So our manufacturing system is very optimized and we're always pushing the bones of that. So what we have is this flexible technology, the machine that builds the machine is continuously being optimized like our designs, and is relatively easy to pick up on implemented into the adjacent spaces that we want to go to whether it's a Boone facility or co-location with a customer. So let's be clear on that. So really, not only is there deep RND and deep innovation on the design side, but we also share the same premise in our production system. So I just want to be clear on that.

Kristi Marvin:

All right. So we only have time really for maybe one more question. So this next one is how big is the potential agricultural and/or marine markets compared to trucks?

Lionel Selwood Jr. :

Compared to trucks, in my head right now, it will be a little bit smaller, but we see any that close to a hundred billion plus opportunity when you look at globally. Okay. So we're in John Deere right now, which is pretty cool opportunity with the construction and forestry division of which the product is testing well... Has been testing well since it's happened this year. So that's been going great. And then we have an MOU with a company called Vita Power, to be their electric power board partner as well. So I see about a hundred billion plus opportunity as you look at that globally.

Kristi Marvin:

Okay, great. Well, I think there is probably a good place to stop, but I want to thank you all for participating today. We couldn't get to everybody's questions. As I mentioned, we had a significant number of them, but maybe if anybody would like to forward me their question by email, I'll be happy to pass it onto the company. So again, thank you everyone for participating and we look forward to seeing you again soon. Thank you, Lionel. Thank you, Lauren. Thank you Phil and Bob.

Lionel Selwood Jr. :

Thank you.

Phil:

Thank you so much.

Kristi Marvin:

All right. Bye-bye.

Bob:

Thank you.

PART 4 OF 4 ENDS [00:55:58]

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